

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

Mail Stop 4631

May 13, 2010

Mr. Shawn A. Callahan
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

> **RE: Metwood, Inc.
> Form 10-K/A for the fiscal year ended June 30, 2009
> Filed September 28, 2009
> File #0-5391**

Dear Mr. Callahan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant